April 23, 2015

Please WITHHOLD support from inside director Woods Staton at Arcos Dorados’ (NYSE: ARCO) Annual Meeting on April 27, 2015.

Dear Arcos Dorados Holdings shareholder:

Please withhold support from Arcos Dorados (ARCO) CEO and Chair Woods Staton at the ARCO Annual Meeting on April 27, 2015. ARCO is a controlled company in more than one sense. Formally, ARCO is controlled by CEO Woods Staton, who holds shares with 76% of voting rights. Although public shareholders hold approximately 60% of the company’s outstanding common shares, the board is dominated by insiders, depriving shareholders of any meaningful opportunity to exercise oversight of management. Furthermore, ARCO cedes significant control of its strategic decisions to McDonald’s via the Master Franchise Agreements (MFAs). Our immediate concerns include:

  ARCO’s shares have considerably underperformed the market since its IPO.
  A majority of the directors are non-independent allowing only minority representation of public shareholders which hold a majority of ARCO’s common stock.
  The lack of meaningful disclosure of executive pay and the Chair/ CEO’s presence on the Compensation Committee inspire little confidence that compensation is being effectively overseen.
  Related-party transactions between ARCO and a company controlled by Mr. Staton raise critical questions over the board’s oversight of these transactions.
  McDonald’s is granted significant influence over many aspects of ARCO operations, unfairly sidelining public shareholders.
  Recent developments in key markets suggest a flawed approach to human capital management and franchisee relations that could negatively impact the company’s long-term success.

As ARCO struggles in the face of macroeconomic headwinds and McDonald’s significant challenges to its global brand position, we believe that an independent board would provide a critical counterweight to Mr. Staton and McDonald’s, ensuring that ARCO is managed for the benefit of all stakeholders.

The CtW Investment Group works with union-sponsored pension funds in order to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are investors in ARCO.

Deteriorating performance

During 2014, ARCO saw revenue fall 9.5% year-over-year and adjusted EBITDA margin decline to 6.9%, its lowest level since the company’s IPO in April 2011. Shares fell by more than 52% in 2014, and have lost 72% of their value since the IPO. During that same period, ARCO has underperformed the S&P 500 index by 130%. Due to these financial pressures and continued projections of “soft markets” for 2015, the company suspended its dividend for 2015 and announced major initiatives such as refranchising and real estate sales to generate much-needed cash. Management has announced its plans to stop providing investors with annual guidance, underlining its lack of confidence in the company’s near-term performance.

Although the replacement of ARCO’s long-standing CFO with an outsider to the McDonald’s system is a positive step, we believe that managerial changes alone fail to address the severity of the challenges facing the company. Rather, we view the lack of an independent board of directors as a major impediment to the accountability of management and success of the company.

Insider-dominated board of directors

Deteriorating performance makes it imperative that directors exercise independent oversight of management and represent the interests of public shareholders. The current structure and composition of the board makes this nearly impossible. As a foreign private issuer, the company has elected to follow the governance standards of the British Virgin Islands, its country of incorporation, rather than those of the NYSE. Only four of the ten current board members are listed as independent, and one of the independent directors, Michael Chu, co-founded an Argentina-based private equity firm with CEO Woods Staton.1 The board fails to maintain a nominating committee and operates a classified board, both of which solidify the insider control of the board.

Inadequate disclosure and oversight of compensation

We are concerned that the insider-dominated governance of ARCO extends to the critical area of executive compensation, preventing the alignment of pay and performance. The compensation committee is entirely composed of insider directors, including Mr. Staton himself, giving the appearance that the CEO effectively oversees his own compensation. It is impossible for shareholders to evaluate whether compensation is appropriate, as the company does not disclose the compensation of individual executives, choosing to disclose aggregate payments for thirteen top executives. Furthermore, ARCO has not described any methodology through which it connects either cash or share-based compensation to performance.

Insufficient oversight of related party transactions

Our review of disclosed related party transactions between ARCO and a company owned by Mr. Staton suggests that the board of directors is not effective in balancing the interests of public shareholders with the interests of insiders. Axis Distribution, the subsidiary through which our company operated its distribution system in Argentina, Chile, Colombia, Mexico, and Venezuela, was spun off from ARCO in March 2011. Mr.Staton subsequently bought out the other shareholders and became the sole owner of the firm, re-named Axionlog. Following the spin-off, ARCO and Axionlog signed a master commercial agreement under which Axionlog would continue to provide distribution services. A commercial agreement of such magnitude between two entities controlled by Mr. Staton requires a thorough review by independent directors to ensure that the interests of the interested party are not harming the interests of shareholders. We believe that if this review occurred, it did not succeed in ensuring a fair deal for ARCO shareholders. For this reason, we have filed a complaint with the New York Stock Exchange (NYSE) asking the stock exchange to investigate various transactions under that agreement as well as other governance issues.

The following are some examples that suggest a preferential relationship between ARCO and Axionlog:

  In February 2014, the companies mutually agreed to reclassify an ARCO receivable from Axionlog, switching the denomination from US dollars to Venezuelan bolivars just before ARCO remeasured all of its operations in Venezuela under a much less favorable exchange rate. ARCO booked a $13.3 million loss in 2014 as a result of the currency change and remeasurement of the Axionlog receivable. For reasons ARCO does not disclose, the receivable, whose nature has also not been disclosed, was cancelled altogether on December 31, 2014.
  Along with charges for food and paper supplies, Axionlog charges ARCO what it calls “logistics service fees.” After Axionlog was spun off and started doing business with ARCO as an independent provider of services, “logistics service fees” have inexplicably grown out of proportion. From 2011 to 2014, these fees increased by 27%, despite the fact that the value of product ARCO acquired from Axionlog declined by over 60%. We have been unable to obtain data showing whether unrelated parties have entered into similar arrangements, or, in other words, whether these terms are indeed arm’s length. If the proportion of logistics services fees relative to the value of supplies purchased through Axionlog in 2011 had remained constant through 2014, ARCO would have paid Axionlog over $71 million less.2 Logistics costs are generally expressed as a percentage of total sales or as a percentage of a firm’s cost of goods sold, suggesting that these costs should maintain some relationship with the overall economic value of goods delivered by the distributor.
  ARCO has provided Axionlog with financing on attractive terms. In 2011 ARCO agreed to loan Axionlog $12 million at rates below those ARCO was paying at the time on its own debt.3 Axionlog has borrowed $11.5 million of that amount as of the end of 2014. The 2013 annual report for Axionlog’s Netherlands holding company, Axionlog B.V. lists long-term liabilities of $9.6 million. As of December 31, 2013, Axionlog had drawn $9 million of its loan from ARCO. ARCO therefore appears to have provided nearly all of Axionlog’s debt financing through 2013.

In the context of these transactions, it is especially concerning that Axionlog shares not only a controlling shareholder in Mr. Staton but also two board members, Ms. Franqui and Mr. Hernandez-Artigas, with ARCO. While ARCO has disclosed these relationships, the company has provided no disclosure on the payments made by Axionlog to Mr. Staton or to the overlapping directors, nor has it described any process through which the board’s independent directors have reviewed and approved these transactions.

McDonald’s relationship is unfair to ARCO shareholders

In the face of disappointing results and challenging macroeconomic headwinds, ARCO management routinely reminds investors of the strength of the McDonald’s brand and the value of having McDonald’s as a partner. However, we find that the current structure of the agreement between ARCO and McDonald’s is extremely unbalanced in favor of McDonald’s and harmful to the company and to its shareholders. The Master Franchise Agreements (MFAs) between ARCO and McDonald’s give McDonald’s tremendous power over our company at every level, from a requirement that McDonald’s approve every restaurant closure to the ability to veto potential candidates for CEO and COO. In ARCO’s most recent earnings call, analysts questioned whether the company would need to renegotiate key elements of the MFAs in order to receive McDonald’s blessing for key strategic initiatives such as reducing new restaurant openings in the face of declining sales. An independent board would create additional opportunities for transparency and objective oversight of this critical relationship.

Additional operational concerns

As ARCO struggles to turn around its deteriorating performance, we are concerned by recent developments that suggest weakness in management’s approach to human capital management and franchisee relations. Employees and franchisees are both key stakeholder groups that the company will depend on to execute its strategy for growth. Any indications that these groups are being abused or alienated should be a red flag for management and the board that something is seriously off-track in the company’s operations.

Human capital management in Brazil: Two recent lawsuits filed in Brazil allege that the company continues to violate a wide array of labor standards in that country. This is not the first time that ARCO has faced serious questions about its human capital management approach in Brazil. In 2012, ARCO faced a civil complaint from the Public Labor Ministry of Pernambuco in Brazil alleging numerous violations of labor laws regarding variable work schedules, overtime payment, breaks between workdays, night shift premiums, duration of breaks, and weekly rest time. In March 2013, ARCO settled many of these complaints by agreeing to adjust its labor practices and to pay BRL 7.5 million to various state governments. Following this settlement, management continued to stress the importance of driving down restaurant labor costs. We are concerned that this focus on cost-cutting reflects a short-term approach to human capital management which has exposed ARCO to regulatory, legal and brand risks that are not conducive to long-term success in this critical market.

Franchisee Concerns4: ARCO management has announced that it plans to increase the number of sub-franchised restaurants in its system. However, ARCO’s long-running dispute with franchisees in Puerto Rico, a key market, suggests that management’s approach to sub-franchising needs a major recalibration to support future growth. A July 2014 complaint filed with the U.S. Federal Trade Commission by Puerto Rican sub-franchisees alleging that McDonald’s and ARCO had conspired to undercut their businesses is only the latest development in a dispute with the same group of Puerto Rican franchisees that has continued for nearly eight years. Since sub-franchisees will be critical partners for the future growth of the company’s business throughout Latin America, we are concerned that management’s apparent antagonistic approach to sub-franchising will hamper its ability to recruit and retain the best franchisees.

Conclusion

In light of ARCO’s disappointing performance and its insider-dominated governance, we believe shareholders should send the board a clear message that greater independent oversight is needed. As such, we urge you to join us in withholding support from director Woods Staton. If you would like to discuss our concerns directly with us, please contact us at 202-721-6060.

Dieter Waizenegger

Executive Director, CtW Investment Group

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

1 “Who We Are” section of Urbana development project website, accessed via http://www.urbanace.com.ar/urbana_eng.swf, S&P Capital IQ lists Staton as a managing director of Pegasus Capital, Chu’s board biography lists his role as Senior Advisor to Pegasus Group (Arcos Dorados Holdings, Inc. SEC Form 20-F, filed April 28, 2014. p.83).

2 “Logistics service fees” grew 27.15% from $35,504 in 2011 to $45,143 in 2014, assuming that operations in Axionlog’s first quarter of 2011 were proportional to the rest of the year. (sources: AD 2013 20-F, p. F-49; AD Q3 2014 6-K, p. F-31; AD Q4 2014 6-K, p. F-48).

The total value of food and paper products acquired through Axionlog declined 60.46% from $391,189 in “suppliers purchases managed through Axionlog” in 2011 to $154,658 in 2014, assuming that operations in Axionlog’s first quarter of 2011 were proportional to the rest of the year. (sources: AD 2013 20-F, p. F-49; AD Q3 2014 6-K, p. F-31; AD Q4 2014 6-K, p. F-48).

This calculation does not adjust for the fact that the fiscal year 2014 figures are not perfectly comparable to the last three quarters of 2011, due to cyclical differences between quarters (sources: AD 2013 20-F, p. F-49; AD Q4 2014 6-K, p. F-48).

In 2011, logistics service fees ($26,628) represented 9.075% of supplies purchased through Axionlog ($293,392). Calculation: 26,628/293,392=0.0975912.

In 2011, logistics service fees ($26,628) represented 9.075% of supplies purchased through Axionlog ($293,392). Calculation: 26,628/293,392=0.09075912.

If logistics service fees in 2012 had represented 9.075% of the supplies purchased through Axionlog ($279,560), like in 2011, then AD would have spent $25,372.62 in “logistics service fees,” instead of $41,853; representing savings of $16,480.32.

If logistics service fees in 2013 had represented 9.075% of the supplies purchased through Axionlog ($271,116), like in 2011, then AD would have spent $24,606.25 in “logistics service fees,” instead of $48,340; representing savings of $23,733.75.

If logistics service fees in 2014 had represented 9.075% of the supplies purchased through Axionlog ($154,658), like in 2011, then AD would have spent $14,036.62 in “logistics service fees,” instead of $45,143; representing savings of $31,106.38.

Total savings in 2012, 2013, and 2014 would have been $71,320.45.

3The maximum amount available under the loan, which matures in November 2016, was $12 million at an interest rate of LIBOR plus 6%. (source: AD 2013 20-F, p. 30) The 1-year LIBOR rate has been falling since 2011. (source: http://www.fedprimerate.com/libor/libor_rates_history.htm; http://www.moneycafe.com/personal-finance/libor/ . In 2011, 1-year LIBOR peaked at about 1.1% in December; in 2012, it fell through the year and ended at about 0.8%; in 2013, it fell through the year and closed the year at about 0.6%; and it remained slightly below 0.6% through 2014.)3 The total interest rate charged on the loan has ranged between 7.1% and 6.6% since 2011. (Interest rate calculated: 6% + 1.1% = 7.1% for maximum; 6% + 0.6% = 6.6% for minimum.) For comparison purposes, we use a similar long-term obligation that AD acquired around the same time when ARCO and Axionlog entered the revolving loan agreement. ARCOissued R$400 million aggregate principal amount of notes in July 2011. (source: AD 2011 20-F, p. 83) These notes are denominated in reals, but payment of principal and interest are to be made in US dollars. These notes also mature in 2016 and bear interest of 10.25% per year, which is 3.1-3.6 percentage points more than the interest rate that AD charges Axionlog.. In 2009, two years before ARCO and Axionlog entered the revolving loan agreement, ARCOissued senior notes for an aggregate principal amount of USD$450 million. These notes are denominated in USD and mature in ten years, compared to the 2016 notes that mature in five years.(source: AD 2011 20-F, p. 83) These notes bear interest of 7.5% per year, which still is 0.4-0.9 percentage points more than the interest rate that AD charges Axionlog.

4 Luis Moyettet. et al., “Complaint by 78% of Puerto Rico Franchisees against McDonald’s Corporation and Others in Concert Therewith Pursuant to FTC Act Section 5 and the Franchise Rule,” The complaint is still pending.